SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June 2010

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No      X

Announcement  |  Lisbon  |  8  June 2010

Qualified Holding

Portugal Telecom, SGPS S.A. (“PT”) informs that RS Holding, SGPS, S.A. (“RS Holding”) now holds more than 5% of the voting rights corresponding to the share capital of PT.

Such new holding resulted from the capital contribution in kind made in the context of RS Holding incorporation, which was concluded on 31 May 2010. The contribution in kind corresponded to a shareholding representing 50.01% of Ongoing – Strategy Investments, SGPS S.A. (“Ongoing”)’s share capital.

As a result of this transaction, the qualified holding held by Ongoing (directly and indirectly) in PT, corresponding to 60,698,090 ordinary shares representing 6.77% of PT’s share capital and corresponding voting rights became attributable to RS Holding, as follows:

•                  Insight Strategic Investments, SGPS, S.A. - 37,804,969 ordinary shares representing 4.22% of the share capital and voting rights in PT;

•                  Ongoing Strategy Investments, SGPS, S.A. - 22,600,000 ordinary shares representing 2.52% of the share capital and voting rights in PT;

•                  Investoffice – Investimentos e Consultoria Financeira, S.A. - 281,931 ordinary shares representing 0.03% of the share capital and voting rights in PT;

•                  Nuno Vasconcellos - 11,190 ordinary shares representing 0.001% of the share capital and voting rights in PT;

PT was further informed that the abovementioned qualified holding continues to be attributed to Isabel Maria Alves Rocha dos Santos, as holder of 99.9% of RS Holding’s share capital and corresponding voting rights.

This statement is pursuant to the terms and for the purposes of article 17 of the Portuguese Securities Code, following a communication received from RS Holding, with registered office at Rua Vitor Cordon, no. 19, 1200-482 Lisboa, Portugal.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

1/1	www.telecom.pt

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 8, 2010

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira

Nuno Vieira Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.